Exhibit 21.2

List of Subsidiaries of Summit Hotel OP, LP
Name	State of Incorporation or Organization
Summit Hotel TRS, Inc.	Delaware
Summit Hotel TRS II, Inc.	Delaware
Summit Hospitality I, LLC	Delaware
Summit Hospitality V, LLC	Delaware
Summit Hospitality VI, LLC	Delaware
Summit Hospitality VIII, LLC	Delaware
Summit Hospitality IX, LLC	Delaware
Summit Hospitality XII, LLC	Delaware
Summit Hospitality XIII, LLC	Delaware
Summit Hospitality XIV, LLC	Delaware